UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

AIR T, INC.

(Name of Issuer)

Common Shares, par value of $.25 per share

(Title of Class of Securities)

009207101

(CUSIP Number)

Nick Swenson
3033 Excelsior Blvd., Suite 560
Minneapolis, MN 55416
Telephone: (612) 353-6380

With a copy to:

Frank Vargas, Esq.
Gray Plant Mooty
500 IDS Center
Minneapolis, MN 55402
Telephone: (612) 632-3420

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 16, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	009207101

1	NAMES OF REPORTING PERSONS AO Partners I, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		17,182 shares

	8	SHARED VOTING POWER

0 shares

	9	SOLE DISPOSITIVE POWER

17,182 shares

	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,182 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	009207101

1	NAMES OF REPORTING PERSONS Groveland Hedged Credit Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7,369 shares

	8	SHARED VOTING POWER

0 shares

	9	SOLE DISPOSITIVE POWER

7,369 shares

	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,369 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	009207101

1	NAMES OF REPORTING PERSONS Nick Swenson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		126,538* shares

	8	SHARED VOTING POWER

0 shares

	9	SOLE DISPOSITIVE POWER

126,538* shares

	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

126,538* shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

*  Includes 101,214 shares held by Glenhurst Co. (a Minnesota corporation wholly-owned by Mr. Swenson).

Item 1.  Security and Issuer.

This statement relates to shares of the Common Shares, $.25 par value (the “Common Stock”), of Air T, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3524 Airport Road, Maiden, North Carolina 28650.

Item 2.   Identity and Background.

(a)  This Statement is filed by AO Partners I, LP (“AO Partners”), Groveland Hedged Credit Master Fund Ltd. (“Hedged Credit Master Fund”) and Nick Swenson. Each of the foregoing is referred to as a “Reporting Person” and collectively as, the “Reporting Persons.” Each of the Reporting persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Mr. Swenson is the sole executive officer and director of each of AO Partners and the Hedged Credit Master Fund.

(b)  The principal business address of each of AO Partners, Hedged Credit Master Fund and Nick Swenson is 3033 Excelsior Blvd., Suite 560, Minneapolis, MN 55416.

(c)  The principal business of each of AO Partners and the Hedged Credit Master Fund is investment management.  The principal business of Mr. Swenson is (i) private investor, (ii) serving as the sole managing member of AO Partners, LLC, a Delaware limited liability company and general partner of AO Partners, and (iii) serving as sole managing member and president of Groveland Capital, LLC, a Delaware limited liability company and investment manager of the Hedged Credit Master Fund.  Mr. Swenson is the portfolio manager of the Hedged Credit Master Fund.

(d)  None of the Reporting Persons described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  None of the Reporting Persons described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)  Mr. Swenson is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

The Common Stock was acquired in open market purchases with working capital of AO Partners and the Hedged Credit Master Fund and the personal investment capital of Mr. Swenson.

Item 4.  Purpose of Transaction.

The securities disclosed herein were, at the time of purchase, acquired for investment purposes in the ordinary course of business.

Except as set forth in this Item 4, none of the Reporting Persons have present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons have in the past and intend to continue in the future to review their whole portfolios, including this Issuer and depending on a number of factors, including, without limitation, the Issuer’s common stock price, conditions in the stock market and the Issuer’s industry and general economic conditions and may take actions as each feels appropriate, including, without limitation, purchasing additional shares of common stock or selling some or all of their shares or to change their intentions with respect to any and all matters discussed in Item 4.

Item 5.  Interests in Securities of the Issuer.

(a)  The following list sets forth the aggregate number and percentage (based on 2,446,286 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, for the period ended September 30, 2011) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of January 27, 2012:

Name	Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned

AO Partners I, LP	17,182 shares	.7%

Groveland Hedged Credit Master Fund Ltd.	7,369 shares	.3%

Nick Swenson	126,538 shares	5.2%

Mr. Swenson, by virtue of being the sole owner of AO Partners, LLC, the general partner of AO Partners I, LP, may be deemed to have sole power to vote and to dispose of 17,182 shares of Common Stock, representing approximately .7% of the outstanding Common Stock. Mr. Swenson disclaims beneficial ownership of the Common Stock beneficially owned by AO Partners, except to the extent of his pecuniary interest therein.

Mr. Swenson, as the sole owner of Groveland Capital, LLC, the management company of the Hedged Credit Master Fund, may be deemed to beneficially own the 7,369 shares of Common Stock, representing .3% of the outstanding Common Stock. Mr. Swenson disclaims beneficial ownership of the Common Stock beneficially owned by the Hedged Credit Master Fund, except to the extent of his pecuniary interest therein.

(b)   Mr. Swenson has sole voting and dispositive power of the Common Stock beneficially owned by AO Partners and the Hedged Credit Master Fund by virtue of each such entity’s and person’s relationship to the other as described in Item 5(a).

(c)  The following purchases have occurred in the last sixty days:

Name	Trade Date	Number of Shares Purchased	Price Per Share	Where and How Transaction was Effected
Swenson	12/02/11	475	$8.34	Open market purchase
Swenson	12/16/11	5,019	$8.13	Open market purchase
AO Partners	01/09/12	5,000	$8.4989*	Open market purchase
AO Partners	01/10/12	4,700	$8.4998*	Open market purchase
AO Partners	01/17/2012	7,482	$8.62	Open market purchase
Hedged Credit Master Fund	01/17/12	7,369	$8.62	Open market purchase

Explanation of Responses:

*	The Reporting Persons undertake, upon request by the staff of the Securities and Exchange Commission, the Issuer or a security holder of the Issuer, to provide full information regarding the number of shares purchased at each separate price. The price reported is a weighted average price. The transactions effected on January 9, 2012 occurred at prices ranging from $8.48 to $8.50. The transactions effected on January 10, 2012 occurred at prices ranging from $8.49 to $8.50.

(d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On January 27, 2012, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit A and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement by and among AO Partners I, LP, Groveland Hedged Credit Master Fund Ltd., and Nick Swenson, dated January 27, 2012.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2012

AO PARTNERS I, LP
By:	AO Partners, LLC, its general partner

By:	/s/ Nick Swenson
Name: Nick Swenson
Title: Managing Member

GROVELAND HEDGED CREDIT MASTER FUND LTD.
By:	Groveland Capital, LLC, its investment manager

By:	/s/ Nick Swenson
Name: Nick Swenson
Title: Sole Member

By:	/s/ Nick Swenson
Name: Nick Swenson

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D with respect to the shares of Common Stock, $.25 par value per share, of Air T, Inc. and any further amendments thereto executed by each and any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and further agree that this Agreement of Joint Filing be included as an Exhibit to such joint filing.

This Agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated: January 27, 2012

AO PARTNERS I, LP
By:	AO Partners, LLC, its general partner

By:	/s/ Nick Swenson
Name: Nick Swenson
Title: Managing Member

GROVELAND HEDGED CREDIT MASTER FUND LTD.
By:	Groveland Capital, LLC, its investment manager

By:	/s/ Nick Swenson
Name: Nick Swenson
Title: Sole Member

By:	/s/ Nick Swenson
Name: Nick Swenson